

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 28, 2007

Christopher R. Christensen
Chief Executive Officer
The Ensign Group, Inc.
27101 Puerta Real, Suite 450
Mission Viejo, CA 92691

Re: The Ensign Group, Inc.
Registration Statement on Form S-1/A
Filed August 17, 2007
File No. 333-142897

Dear Mr. Christensen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Principal Elements of Executive Compensation, page 111

Annual Cash Bonuses, page 111

1. We note your response to prior Comment 6. However, your statement on page 112 indicating that "[h]istorically, the compensation committee has increased the amount of annual net income before taxes that must be achieved in order to create the same bonus pool as the preceding year in order to increase the difficulty of receiving the same bonus" implies that there is a target for annual net income before taxes that is known by participants at the beginning of the year. Please disclose what the amount of annual net income before taxes was for 2006 that needed to be attained in order for the bonus pool to equal what it was for 2005.

2. Please provide a more comprehensive analysis as to why, based on your particular facts and circumstances, disclosure of the formula upon which annual net income before taxes is calculated would cause Ensign competitive harm, beyond the somewhat general discussion in paragraph two that disclosure of the information could harm the Company's ability to compete by revealing to competitors the details of its incentive system.

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: Ellen S. Bancroft, Esq. (*via facsimile*)